Pine Valley Mining Corp
Common Shares
72301P109
November 30, 2006


CUSIP 72301P109
1. Sprott Asset Management Inc.
   Suite 2700, Royal Bank Plaza South Tower, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 19,500

6. n/a

7. 19,500

8. n/a

9. n/a

10. n/a

11. n/a

12. IA


Item 1
(a) Pine Valley Mining Corp
(b) 501-535 Thurlow Street
    Vancouver, BC
    V6E 3L2
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 72301P109

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 19,500
    (ii) n/a
    (iii) 19,500
    (iv)  n/a

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
December 8, 2006
Neal Nenadovic
Chief Financial Officer